U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

BALDWIN, III                        L.                     THOMAS
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   (Last)                            (First)              (Middle)

141 WEST JACKSON BOULEVARD, SUITE #2850
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                                    (Street)

CHICAGO                                 IL                   60606
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   (City)                            (State)                (Zip)

APPIANT TECHNOLOGIES, INC. (APPS)
[f/k/a NHANCEMENT TECHNOLOGIES, INC. (NHAN)]
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

December, 2001
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4.   Statement for Month/Year


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



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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Common Stock, $.01 par value          NO CHANGE FOR December, 2001                               2,873,990      D
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                                                                                                   650,113      I
                                                                                                   By: Rosenthal Collins Group
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrants to         $2.70    5/31/01   A        1,481,481    Immediate 3/21/08  Common  1,481,481 (1)      1,481,481  D
Purchase Common                                                                 Stock
Stock

Convertible
Promissory Note     (2)      6/8/01    A        (1)          6/8/03             Common  (2)       $150,000 (2)        D
                                                                                Stock

Warrant to          $2.64    6/8/01    A        56,818       Immediate 6/08/06  Common  56,818    (1)      56,818     D
Purchase Common                                                                 Stock
Stock

Convertible         (3)      10/31/01  A        (3)          (3)                Common  (3)       $100,000 (3)        D
Promissory Note                                                                 Stock

Convertible         (4)      11/28/01  A        (4)          5/30/02            Common  (4)       $200,000 (4)        D
Promissory Note                                                                 Stock

Warrant to          $1.35    11/28/01  A        150,000      Immediate 11/28/06 Common  150,000   (1)      150,000    D
Purchase Common                                                                 Stock
Stock

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

Explanation of Responses:

(1)  Additional consideration for convertible promissory note.

(2) This note was a refunding of an earlier note of like tenor previously reported, extending the maturity to June 8, 2003.

(3) The number of shares into which this note is convertible is at a rate of 90% of the exercise or conversion price applicable to any subsequent financing secured by the Issuer, or, if no such financing is completed, at 90% of the closing price of the Issuer's common stock on the trading day immediately preceding maturity. Maturity is the earlier of five business days from receipt by the Issuer of certain accounts receivable or January 15, 2002. This Reporting Person is also to receive as additional consideration, immediately exercisable warrants to purchase 59,524 shares at $1.68 per share.

(4) The number of shares into which this note is convertible is at the rate of 90% of the closing price of the Issuer's common stock on the trading day immediately preceding maturity (5/30/02).







/s/ L. T. Baldwin, III                                       1/15/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.